MANHATTAN MINERALS CORP.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS FOR THE PERIOD ENDED MARCH 31, 2004

The discussion of the financial position and operating results is prepared as of May 14, 2004, and should be read in conjunction with the unaudited consolidated financial statements of the Company for the period ended March 31, 2004 and the audited consolidated financial statements for the year ended December 31, 2003, which have been prepared in accordance with generally accepted accounting principles in Canada. All monetary amounts are in United States dollars unless otherwise stated. Additional information relating to the Company, including the company's annual information form, is available on SEDAR at www.sedar.com.

Results of Operations

Quarter ended March 31, 2004 compared to quarter ended March 31, 2003

The Company recorded a loss in 2004 of $686,000 ($0.01 per share) compared to a loss of $356,000 ($0.01 per share) in 2003. The loss in 2004 is primarily attributable to corporate head office and Peru general and administrative expenses of $537,000. In 2003 the loss included $216,000 of corporate head office general and administrative expenses. Following the December 2003 write down of the Company's Tambogrande project, local Peruvian expenses are being charged to the statement of income and deficit.

During 2004 the Company recorded an accretion expense of $132,000 and an $8,000 gain on the retranslation of convertible debt, reflected in operations. In 2003, an accretion expense of $61,000 was charged to operations.

The following table sets forth selected results of operations on a quarterly basis (in thousands of U.S. dollars, except per share amounts):

| | 2004 | 2003 * | | | |
	Mar 31	Dec 31	Sep 30	Jun 30	Mar 31
Revenues	$ -	$ -	$ -	$ -	$ -
Expenses	686	59,792	455	490	356
Loss	686	59,792	455	490	356
Loss per share – basic and diluted	0.01	1.13	0.01	0.01	0.01

	2002 *			
	Dec 31	Sep 30	Jun 30	Mar 31
Revenues	$ -	$ -	$ -	$ -
Expenses	405	340	646	310
Loss	405	340	646	310
Loss per share - basic and diluted	0.01	0.01	0.01	0.01

* Certain numbers have been restated due to the adoption of new accounting standards.

Liquidity and Capital Resources

At March 31, 2004, the Company had a working capital deficit of $384,000 compared to working capital deficit of $1,440,000 at March 31, 2003 (December 31, 2003: working capital of $157,000). Working capital included cash and cash equivalents of $368,000 at March 31, 2004 compared to $2,000 a year earlier (December 31, 2003: $1,083,000). The increase in cash balances was provided by the Company's financing activities in the year ended December 31, 2003 as described below.

Cash of $705,000 was used for operating activities in 2004, compared to $45,000 in 2003. Operating activities in 2004 consisted mainly of both corporate head office and Peruvian general and administrative expenses. Peruvian general and administrative costs were charged to operations in the 2004-quarter. Investing activities totaled $4,000 in 2004 compared to $223,000 in 2003. During 2004, the Company did not spend any funds on exploration and development expenses, compared to $223,000 in 2003. These expenses included costs for social and environmental workshops, community relations programs, and local general and administrative expenses.

At March 31, 2004, total assets decreased to $5,419,000 from $6,125,000 at December 31, 2003, due to the $ 686,000 loss for the period and the adoption of CICA 3870 for the treatment of stock option compensation accounting policy effective January 1, 2004.

The Company did not raise any funds during the first quarter of 2004. In 2003, the Company raised $184,000 from the exercise of 544,127 warrants and $13,000 from the exercise of 40,850 stock options.

In the year ended 2003, the Company raised $2,793,000 (net of issue costs) in a private placement of 6,130,814 units, each unit consisting of one common share and one-half of one common share purchase warrant. Each whole warrant entitles the holder to acquire one common share at a price of Cdn.$0.75 until May 16, 2004 and at a price of Cdn.$0.85 until May 16, 2005. In connection with the financing, the Company paid a cash commission of 7% of the gross financing proceeds and issued 401,464 broker warrants, each broker warrant entitling the holder to purchase one common share at a price of Cdn.$0.70 per share until May 16, 2005.

Also in the year ended December 31, 2003, the Company raised a further $1,163,000 from the exercise of 2,191,067 warrants and $152,000 from the exercise of 325,290 stock options.

In October 2002, the Company issued 2,364 units, each unit comprising one Cdn.$1,000 convertible promissory note and 1,960 share purchase warrants, for total gross proceeds of $1,504,000 (Cdn.$2,364,000). The promissory notes mature 3 years from the issue date, are non-interest bearing and non-transferable. Each share purchase warrant entitles the holder to purchase one common share at a price of Cdn.$0.51 up to October 16, 2005. The Company may redeem the notes by repaying the principal amount plus a redemption premium of 15% if redeemed by October 16, 2004 and 20% if redeemed by October 16, 2005.

At May 14, 2004, the Company had 57,718,041 common shares outstanding and the following share purchase warrants outstanding:

Number of Warrants	Exercise Price (Cdn.$)	Expiry Date
1,500,000	$4.50	June 15, 2004
3,774,543	$0.51	October 16, 2005
3,059,401	$0.85	May 16, 2005
8,333,944		

At May 14, 2004, the Company also had 2,115,560 stock options outstanding. These options are exercisable at prices ranging from Cdn.$0.15 to Cdn.$1.18 per share and expiring mostly between June 2006 and April 2009.

Outlook

The Company is currently focusing on its Lancones and Papayo properties in Northern Peru as well as monitoring developments in the Tambogrande arbitration process.

The Company has invested a total of $2,712,000 in its Papayo property interests. In order to maintain the property interest in good standing, the Company is required to meet certain financial obligations by July 15, 2004, including an aggregate $4,950,000 in exploration expenditures (of which 2,712,000 has been spent) and making a one time $50,000 payment to exercise the option.

The Company is evaluating gold and base metal exploration and development properties in other countries, and plans to make one or more acquisitions if suitable properties become available to the Company.

The following table summarizes the Company's contractual obligations as at March 31, 2004 (in thousands of U.S. dollars):

	Payments due in years ending December 31,						Total
	2004	2005	2006	2007	2008	2009+	
Papayo concessions[1]	$ 2,029	$ 10	$ 10	$ 10	$ 10	$ 10	$2,079
Lancones concessions[1]	160	160	160	160	160	160	960
Other[2]	60	71	71	71	40	40	353
Total	$ 2,249	$ 241	$ 241	$ 241	$ 210	$ 210	$3,392

(1) Amounts for the Papayo concessions include the payments to Cedimin and annual land payments to the state to maintain title. Amounts for the Lancones concessions comprise mainly of annual land payments. Annual land payments continue for as long as the Company wishes to maintain these concessions.

(2) Other amounts consist of miscellaneous land payments in Peru as well as corporate office lease obligations.

In order to fund all or any of these activities, the Company will have to obtain external financing, either through the public or private sales of equity or debt securities of the Company, or through the outright sale of, or through the offering of joint venture or other third party participation in, its Papayo and/or Lancones concessions. The Company is currently in discussions with prospective lenders to obtain financing for its current obligations.

Insofar as factors beyond the Company's control may adversely affect its access to funding or its ability to conclude financing arrangements, there can be no assurance that any additional funding will be available to the Company or, if available, that it will be on acceptable terms. If adequate funds are not available, the Company may be required to delay or reduce the scope of its activities, or relinquish its entire interests in the Papayo and/or Lancones concessions. There is also no assurance that the Company will be successful in the arbitration process relating to Centromin Peru's ruling on the Tambogrande project. The Company anticipates that this process may take up to twelve months for a resolution, if any.

The consolidated financial statements have been prepared on a going concern basis, which assumes that the Company will continue in operation for the foreseeable future and will be able to realize its assets and discharge its liabilities and commitments in the normal course of business. The Company's working capital at March 31, 2004 was a deficit of $384,000, which is not sufficient to satisfy general and administrative activities and property obligations aggregating approximately $3.3 million in 2004. Therefore, unless the Company is successful in raising sufficient capital during 2004, there is substantial doubt about the Company's ability to continue as a going concern.

Other than described above, there are no planned significant changes to the operating and production objectives for the company's operations expected in the remainder of 2004. Economic and industry factors are substantially unchanged as reported in the Company's 2003 Annual Management Discussion and Analysis.

Critical Accounting Policies

The Company's consolidated financial statements are prepared in accordance with Canadian generally accepted accounting principles as described in note 3 to the December 31, 2003 consolidated financial statements. The preparation of financial statements requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenues and expenses, and the disclosure of contingent assets and liabilities. These estimates are based upon historical experience and various other assumptions that management believes to be reasonable under the circumstances, and require judgement on matters, which are inherently uncertain. Actual results may differ from those estimates.

Stock Based Compensation

Effective January 1, 2004, the company adopted the new accounting standard for stock based compensation, CICA 3870, under which the fair value method of accounting for stock options granted to employees and directors is followed. Accordingly, compensation expense was recorded for options granted prior to 2004 on a retroactive basis. Prior accounting periods and retained earnings have been restated to show the effect of compensation expense associated with stock options grants to employees and directors.

Exploration expenditures

Exploration properties are recorded at cost, which includes acquisition, exploration and development costs, financing charges, interest, and attributed direct general and administrative support costs. Properties determined to be impaired, sold, abandoned or assessed not to contain economic reserves, are written down. Carrying values do not necessarily reflect present or future values. The recoverability of those carrying values is dependent upon the Company obtaining financing for exploration, establishing mineral reserves, and implementing profitable operations.

During the first quarter of 2004, management evaluated its mineral properties and determined that the values of its Papayo and Lancones concessions were not impaired.

Foreign currency translation

The Company's subsidiaries are integrated foreign subsidiaries. Monetary items are translated at the rates prevailing at the balance sheet date while non-monetary items are translated at historical rates. Revenues and expenses are translated at average rates in effect during applicable accounting periods, except for amortization, which is translated at historical rates. Gains and losses on foreign exchange translation are recorded in the statement of operations.

Related Party Transactions

At March 31, 2004, the Company had a loan receivable of $9,000 from a director of the Company.

Cautionary Statement on Forward-Looking Information

The Management's Discussion and Analysis ("MD&A") contains certain "Forward-Looking Statements" within the meaning of Section 21E of the United States Securities Exchange Act of 1934 as amended, and as defined in the Private Securities Litigation Reform Act of 1995. All statements, other than statements of historical fact included herein, including without limitation, statements regarding resources and future plans of the Company are forward looking statements that involve various risks and uncertainties. There can be no assurance that such statements will prove to be accurate and actual results and future events could differ materially from those acknowledged in such statements.